The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

April 25, 2013

Via EDGAR & Overnight Courier

Mr. Andrew D. Mew

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	The Chefs’ Warehouse, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2012

Filed March 13, 2013

Definitive Proxy Statement on Schedule 14A Filed April 3, 2013

File No. 1-35249

Dear Mr. Mew:

On behalf of The Chefs’ Warehouse, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 15, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 28, 2012

Critical Accounting Policies, page 35

Valuation of Goodwill and Intangible Assets, page 36

1.	We have read your disclosure that you have a single reporting unit for the purposes of testing goodwill. In light of your geographical diverse markets including the various acquisitions since your initial public offering, please tell us why you do not have multiple operating segments given your geographic diversity. If you believe you only have one operating segment but multiple components within that segment, please explain to us in detail how such components have similar economic characteristics. Note that a reporting unit is an operating segment or, if an operating segment consists of two or more component businesses, a reporting unit is potentially the business unit that is one level below the operating segment level. Reporting units are those component business units if discrete financial information exists for them, segment management regularly reviews their operating results. Refer to ASC 350-20-35-33 to 38.

RESPONSE:     In accordance with Accounting Standards Codification (“ASC”) 350-20-35, the Company continues to apply the aggregation criteria from ASC 280–10–50 to aggregate the geographical components into one reporting unit. A reporting unit is an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar and none of its components is a reporting unit, or if it comprises only a single component.

Determining whether a component of an operating segment is a reporting unit is a matter of judgment based upon an entity’s individual facts and circumstances. The Company has discrete financial information for each of its geographical regions and each constitutes a component, including the businesses of Provvista Specialty Foods, Inc., Praml International, Ltd., Michael’s Finer Meats, LLC and Queensgate Foodservice acquired since the Company’s IPO.

When analyzing whether to aggregate the above geographical components (including those acquired subsequent to the Company’s IPO) into one reporting unit, the Company considers whether each geographical component has similar economic characteristics. The Company has evaluated the economic characteristics of its different geographic markets, including its recently acquired businesses, along with the similarity of the operations and margins, nature of the products, type of customer and methods of distribution of products and the regulatory environment in which the Company operates and concluded that the geographical components continue to be one reporting unit. In regards to these geographic regions’ margins, the Company notes that the gross profit margins for each of the Company’s regions remain within the range of gross profit margins previously provided to the staff in connection with the Company’s IPO. Based on its assessment of these characteristics, the Company believes it continues to be appropriate to aggregate these components into one reporting unit.

Commitments and Significant Contractual Obligations, page 43

2.	We note your statement, “The indebtedness for our revolver and term loan shown above exclude interest payments due because those instruments have floating rate debt.” Tell us what consideration you gave to providing an estimate for interest related to your variable rate obligations. We assume an estimate could be made using rates based on a certain date.

RESPONSE:     The contractual obligations table in the Company’s Form 10-K for the fiscal year ended December 28, 2012 includes scheduled principal payments on the Company’s indebtedness; however, due to the uncertainty of forecasting expected variable interest rates under the revolving credit facility portion and term loan portion of the Company’s senior secured credit facilities and expected borrowing levels under the revolving credit facility portion of the Company’s senior secured credit facilities, the Company determined not to include amounts in the contractual obligations table related to expected interest payments on the Company’s senior secured credit facilities. In response to the Staff’s comment, in future filings, and so long as these uncertainties continue to exist, the Company proposes to add a footnote to the contractual obligations table providing additional information in this footnote disclosing amounts borrowed under the revolving credit facility portion and term loan portion of the Company’s senior secured credit facilities, interest rate ranges for the most recently completed fiscal year and historical interest expense relating to such instruments for the most recently completed fiscal year. The Company proposes to include footnote disclosure to the contractual obligations table substantially similar to the following:

Due to the uncertainty of future interest rates on borrowings under each of the revolving credit facility and term loan portions of our senior secured credit facilities and the uncertainty of the level of borrowings under the revolving credit facility portion of our senior secured credit facilities, future interest payments on such indebtedness are not included in the above table. At December 28, 2012, we had borrowings of $75.0 million under the revolving credit facility portion of our senior secured credit facilities and borrowings of $38.0 million under the term loan portion of our senior secured credit facilities. During the fiscal year ended December 28, 2012, the interest rate on the revolving credit facility portion of our senior secured credit facilities ranged from 3.25% to 3.75% and the interest rate on the term loan portion of our senior secured credit facilities was 3.25%. During the year ended December 28, 2012, we incurred interest expense of $1.4 million and $1.4 million, respectively, as a result of borrowings under the revolving credit facility portion of our senior secured credit facilities and the term loan portion of our senior secured credit facilities. See Note 11 “Debt Obligations” to our consolidated financial statements for further information.

Note 10 – Goodwill and Other Intangible Assets, page 62

3.	We note your customer relationships being amortized over a period of six to thirteen years. In that regard, please explain to us in further detail how the useful lives of your customer relationships are determined.

RESPONSE: The Company uses a third party valuation firm to assist the Company in its valuation of intangibles and its assessment of the appropriate useful lives of identified intangibles. The Company’s third party valuation firm has used the income approach, excess earnings method, to calculate the value of the customer relationships based on an acquired entity’s cash flow projections for those customers. In this method, the fair value of the asset reflects the present value of the stream of net cash flows that is expected to be generated by the asset over the projection period. The net cash flow is the net sales attributable to the existing customer relationships for products that were available to the customers as of the acquisition date, less cost of goods sold, operating expenses, and charges for the use of other assets. The Company, after taking into account the input from the valuation firm, determined the estimated useful life of the customer relationship to be the period from the acquisition date until the point when 95% of the estimated cash flows are expected to be realized, which the Company believes is consistent with common valuation practices.

Note 11 – Debt Obligations, page 63

4.

Refer to your disclosure, “Upon entering into the New Credit Agreement, the Company wrote off deferred financing fees of approximately $237 related to a portion of the Credit Agreement, as this part of the transaction was considered an extinguishment of existing debt. The remaining deferred financing fees from the Company’s previous credit facility of approximately $773 will be amortized over the life of the New Credit Agreement as this was considered a modification of existing debt.” Provide to us your comprehensive accounting analysis which supported accounting for the New Credit Agreement as part extinguishment and part non-substantial modification of existing debt.

RESPONSE:     The Company’s New Credit Agreement is considered a loan syndication as defined in the ASC Master Glossary. The Company did not consider this to be a troubled debt situation. As such, in applying ASC 470-50-40-12 the Company performed a calculation for each individual creditor. The Company selected a policy to use the gross method for purposes of applying this test in connection with the term loan portion of the Company’s senior secured credit facilities. In revisiting its analysis in responding to this comment, the Company noted a calculation error for one of the creditors, which changes the Company’s conclusion so that the New Credit Agreement should be treated as a modification instead of an extinguishment. This would mean the entire New Credit Agreement is a modification of existing debt and the Company incorrectly expensed the $237,000 during the quarter ended June 29, 2012.

The Company has assessed the impact of the above-described error on the Company’s financial statements, including pre-tax income, net income and net income per diluted share, for the quarters ended June 29, 2012, September 28, 2012 and December 28, 2012 and for the fiscal year ended December 28, 2012, and has concluded that the error would not be material to the Company’s financial statements for any of those periods.

In SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB No. 99”) the Staff stated its view that a matter is material if there is a substantial likelihood that a reasonable person would consider it important and that in assessing materiality, one must consider both “quantitative” and “qualitative” factors. SAB No. 99 goes on to cite the Financial Accounting Standards Board’s Statement of Financial Accounting Concepts No. 2, in which the Financial Accounting Standards Board (“FASB”) stated the essence of the concept of materiality as follows: “[t]he omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Consistent with the Staff’s views expressed in SAB No. 99, the Company, in making its determination that the error was not material to the Company’s financial statements, considered the error both in numerical or percentage terms, and in light of the surrounding circumstances. The error would not have changed the Company’s previously reported levels of pre-tax income, net income or net income per diluted share by more than 5% in any of the quarterly periods referenced above or for the fiscal year ended December 28, 2012. Nor does the Company anticipate that properly accounting for the expense (e.g. amortizing the $237,000 over the remaining term of the New Credit Agreement rather than expensing it all in the second quarter of 2012) would change the Company’s future results by more than 1%. Had the Company not expensed the $237,000 in the second quarter of fiscal 2012, but rather amortized that amount over the life of the New Credit Agreement, the Company would have incurred approximately $47,000 per fiscal year, on a pre-tax basis, of additional expense over the remaining life of the New Credit Agreement. The Company believes that this additional expense would not be quantitatively material to the Company’s future financial statements. Moreover, the Company also considered the following qualitative factors in concluding that the error was not material:

•	The error was not made intentionally.

•	The error was not an attempt by the Company to “manage” the Company’s earnings or to hide a failure to meet analysts’ consensus expectations for the Company.

•	The error did not mask a change in the Company’s performance or in important business or financial trends.

•	No losses were turned to gains or vice versa as a result of the error.

•	The error did not affect loan covenants or other contractual obligations.

•	The error did not affect the Company’s compliance with regulatory requirements.

•	The error did not have the effect of increasing management’s compensation.

•	The error did not involve the concealment of an unlawful transaction.

After considering the quantitative impact of the error and the qualitative factors described above, the Company believes that the error was not material to the Company’s financial statements for the Company’s second, third or fourth quarters of fiscal 2012 or for the Company’s 2012 fiscal year and that the error is not material to the Company’s future financial statements.

Note 12 – Stockholders’ Equity, page 65

5.	Please tell us and revise your disclosure to provide total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which total compensation cost is expected to be recognized. Also, tell us and disclose if any compensation cost related to your restricted share awards has been capitalized. Refer to the stock compensation disclosure requirements beginning at ASC 718-10-50-2h and 2i.

RESPONSE:     At December 28, 2012, the Company had 215,979 unvested shares of restricted common stock outstanding. At December 28, 2012, the total unrecognized compensation cost for these awards was $3,782,387, and the weighted-average remaining useful life was approximately 25 months. Of this total, $3,418,553 related to shares with time-based vesting provisions and $363,835 related to shares with performance-based vesting provisions. At December 28, 2012, the weighted-average remaining useful lives were approximately 26 months for the time-based vesting shares and 18 months for the performance-based vesting shares.

In addition, in response to the Staff’s comment, no compensation expense related to the Company’s restricted share awards has been capitalized.

The Company intends to include the disclosure in this response in its future filings.

Definitive Proxy Statement on Schedule 14A filed April 3, 2013

Executive Compensation, page 19

Long-Term Equity Compensation, page 28

6.	We note that you disclose the number of shares of time-based and performance-based vesting restricted stock each executive officer received. Please expand your disclosure to explain the reason and basis for the allocation of these awards to each executive officer in the stated amounts, including the manner in which the Compensation Committee set the percentages of base salary on which the awards were based and determined that Mr. Austin should receive 100,000 shares of restricted stock upon his hiring.

RESPONSE:     The Company’s Compensation Committee, in consultation with its compensation consultant, Hay Group, and the Company’s management, determined the mix of equity awards for the Company’s named executive officers in fiscal 2012. The goal was to balance the need for retention and motivation of the executives, with a need to provide a stockholder-aligned and performance-based long-term incentive program where the named executive officers would be rewarded for improved results for stockholders. As a result, long-term incentive plan targets expressed as a percentage of the named executive officers’ base salaries were established for each of the named executive officers other than Mr. C. Pappas. These awards were market-driven based on peer group data, survey information, and input from the Company’s Compensation Committee. Once the level of compensation was determined, it was decided that the most senior-level named executive officers (other than Mr. C. Pappas, who was not granted any equity awards in light of his existing significant holdings of the Company’s common stock) should have a higher percentage of their awards be performance based, as those individuals typically have a greater opportunity to more directly impact the results of the Company’s business. Accordingly, the following tiers were established and approved by the Company’s Compensation Committee in January 2012 to ensure the awards appropriately aligned the incentives with the executives’ level of responsibility, as well as to provide a baseline level of ownership and retention for each of the executive officers:

•	Tier 1: Chief Executive Officer and Vice Chairman – No equity was granted to these individuals due to their existing significant holdings in the Company’s common stock.
•

Tier 2: Chief Operating Officer, Chief Financial Officer, Chief Information Officer and EVP of Human Resources – Each of these individuals were granted 40% time-based vesting restricted stock and 60% performance-based vesting restricted stock.

•	Tier 3: General Counsel – This individual was granted 50% time-based vesting restricted stock and 50% performance-based vesting restricted stock.

Mr. Austin’s compensation package, including his 100,000 share restricted stock award, was the result of negotiations between Mr. Austin and the Company. The size of the sign-on restricted stock award, along with the other components of Mr. Austin’s compensation package, was set at a level the Company believed was necessary to persuade Mr. Austin to leave The Hilb Group, LLC, a regional mid-market insurance brokerage firm Mr. Austin helped found in 2009, and to compensate Mr. Austin for business opportunities that he would forego as a result of leaving The Hilb Group to join the Company. In addition, the size of the sign-on restricted stock award was designed to bring Mr. Austin’s ownership interest in the Company in line with that of other senior executive officers other than the Company’s founders.

In future filings, the Company will expand its disclosure in a manner consistent with its response to the comment to more clearly explain the reason and basis for the amount and allocation of long-term equity awards to each named executive officer.

In response to the closing comments of the Staff, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ John D. Austin

John D. Austin
Chief Financial Officer